Mail Stop 4561

May 16, 2007

Mr. Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
230 W. Main St.
P.O. Box 491
Ionia, MI 48846

>    **Re:** **Independent Bank Corporation**
>    **Form 10-K for the Fiscal Year Ended December 31, 2006**
>    **Filed March 12, 2007**
>    **File No. 000-07818**

Dear Mr. Shuster:

We have reviewed your response dated April 27, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Exhibit 13 – Annual Report

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 46

1.    We note your supplemental response to comment two of our letter dated March 21, 2007.  In your response you state that when the contingent consideration was actually paid out, it was reflected as a decrease in accrued expenses and other liabilities in the Consolidated Statement of Cash Flows.  As these payments represent an additional element of cost of the acquired entity, please tell us your basis for classifying these payments within operating activities.  Refer to paragraph 28 of SFAS 141 and paragraph 17 of SFAS 95.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,


John P. Nolan
Accounting Branch Chief